

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 12, 2017

William J. Rouhana, Jr.
Executive Chairman
Chicken Soup for the Soul Entertainment, Inc.
132 E. Putnam Avenue, Floor 2W
Cos Cob, Connecticut 06807

>   **Re: Chicken Soup for the Soul Entertainment, Inc.**
>   **Offering Statement on Form 1-A**
>   **Filed June1, 2016**
>   **File No. 024-10704**

Dear Mr. Rouhan:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to our prior comment 2 that cites Rules 102(b)(5) and 101(b)(8) of Regulation M, which suggests that your officers and directors may be involved in the distribution of shares in this offering. In that regard Rule 102(b)(5) relates to offers to sell or the solicitation of offers to buy, rather than offers to purchase or the purchase of securities. Rule 101(b)(8) may involve distribution participants. Explain to us the circumstances under which your directors and officers may offer shares for sale in the offering or purchase shares and explain the extent of their involvement in the distribution of shares in the offering. Explain how this relates to your use of joint bookrunning managers. As needed, provide additional disclosure in the Plan of Distribution section on page 61. Regardless of their level of involvement in the distribution, if your officers or directors may purchase shares in this offering please provide an unqualified statement that the activities of your officers and directors will be conducted in compliance with Regulation M.

Use of Proceeds, page 20

2. Please revise to state the estimated amount of net proceeds. If the estimated amount is subject to assumptions that may be material to investors please disclose those assumptions. Please also expand to disclose that you will be obligated to repay the approximately $5 million Term Notes in their entirety if you raise aggregate gross proceeds of $7 million or more in this offering.

Dilution, page 21

3. Please revise your disclosure here to include actual net tangible book value, and how this has been adjusted to arrive at Pro Forma Net Tangible Book Value of $193,611. Consider tabular form for clarity.

4. Please revise your narrative disclosure to quantify the expenses deducted from proceeds of the offering in calculating Pro Forma As Adjusted Net Tangible Book Value after the offering

Business, page 35

Periodic Reporting, page 40

5. Please revise to clarify that you have not yet registered your Class A common stock pursuant to the Exchange Act.

Executive Compensation, page 45

6. Please provide us your analysis as to why you are not required to provide executive compensation disclosure for your named executive officers for payments allocable to services rendered to you, pursuant to Item 402(m) of Regulation S-K. Please refer by analogy to Regulation S-K CDI 2017.08.

Signatures, page 65

7. Please revise the second half of the signature block to provide the signatures of your principal financial officer and principal accounting officer.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Amy Geddes at (202) 551-3304 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Jeffrey M. Gallant
       Graubard Miller